UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Pharmasset, Inc.

(Name of Subject Company (Issuer))

Gilead Sciences, Inc.

Royal Merger Sub Inc.

Royal Merger Sub II Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

71715N106

(CUSIP Number of Class of Securities)

Brett A. Pletcher, Esq.

Senior Vice President and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

Tel: (650) 574-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Franklin M. Gittes, Esq. Stephen F. Arcano, Esq. Brandon Van Dyke, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$11,177,775,885	$1,280,973

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $137 (i.e., the tender offer price) and (y) 81,589,605, the estimated maximum number of shares of Pharmasset common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,280,973	Filing Party: Gilead Sciences, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 6, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (as amended, “Schedule TO”) relating to the offer by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), Royal Merger Sub Inc., a Delaware corporation and direct wholly-owned subsidiary of Gilead (“Merger Sub”), and Royal Merger Sub II Inc., a Delaware corporation and indirect wholly-owned subsidiary of Gilead (“Merger Sub II” and, together with Gilead and Merger Sub, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.001 (“Shares”), of Pharmasset, Inc., a Delaware corporation (“Pharmasset”), at a price of $137 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2011 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

Item 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“At 12:00 midnight, New York City time, on January 12, 2012, the Offer expired as scheduled and was not extended. Gilead was advised by the Depositary that, as of the expiration of the Offer, a total of 72,041,926 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 95% of the currently outstanding Shares (including 5,529,352 Shares delivered through Notices of Guaranteed Delivery, representing approximately 7% of the Shares outstanding). On January 12, 2012, the rights of Merger Sub under the Merger Agreement were assigned to Merger Sub II, and all references to “Purchaser” in this Schedule TO shall be deemed to refer to Merger Sub II.

The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn pursuant to the Offer and will promptly make payment to the Depositary for such Shares.

Purchaser currently intends to exercise its Top-Up Option, pursuant to which Pharmasset will issue Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Gilead could effect a short-form merger under applicable Delaware law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, if applicable, Purchaser and Gilead will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Pharmasset. Accordingly, Purchaser and Gilead intend to effect a short-form merger in which Purchaser is merged with and into Pharmasset, with Pharmasset surviving the Merger and continuing as a wholly-owned subsidiary of Gilead. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned by Gilead, Purchaser or any of their direct or indirect wholly-owned subsidiaries, (ii) Shares owned by Pharmasset or its subsidiary and (iii) Shares held by Pharmasset stockholders who properly demand appraisal for their Shares under Delaware law, will automatically be converted into the right to receive the Offer Price in cash without interest. All Shares converted into the right to receive the Offer Price shall be canceled and cease to exist.

On January 12, 2012, Gilead issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(K) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(K)	Press Release of Gilead dated January 12, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2012

GILEAD SCIENCES, INC.

By:	/s/ BRETT A. PLETCHER
Name:	Brett A. Pletcher
Title:	Senior Vice President and General Counsel

ROYAL MERGER SUB INC.

By:	/s/ BRETT A. PLETCHER
Name:	Brett A. Pletcher
Title:	Secretary

ROYAL MERGER SUB II INC.

By:	/s/ BRETT A. PLETCHER
Name:	Brett A. Pletcher
Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 6, 2011*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*

(a)(1)(G)	Joint Press Release of Gilead and Pharmasset dated November 21, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 21, 2011)*

(a)(1)(H)	Investor Presentation Slides (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 21, 2011)*

(a)(1)(I)	Summary Advertisement, published December 6, 2011 in The Wall Street Journal*

(a)(1)(J)	Press Release of Gilead dated January 6, 2012*

(a)(1)(K)	Press Release of Gilead dated January 12, 2012

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 21, 2011, among Gilead, Merger Sub and Pharmasset (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 25, 2011)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed

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